VEON

VEON raises mid-point of Revenue and EBITDA outlook for 2026

3Q26
Revenues +17.2%
EBITDA +10.1%
Digital Revenues +45.9%

November 6, 2026

3Q26 Results Presentation



Financial Services
Digital Banking
Lending
Remittances
Wallets
Insurance
Digital Life
Entertainment
Ride-Hailing
Healthcare
Premium Digital Brands
SuperApps
Digital Enterprise
AI
AI Platforms
Cloud / AI Factory
B2B Solutions
Software
Telecommunications & Infrastructure
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan

2 DISCLAIMER Notice To Readers Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. This document includes financial information not presented in accordance with IFRS. EBITDA, EBITDA Margin, EBITDAaL, free cash flow, local currency growth in revenue and EBITDA, net debt, net debt excluding leases, like-for-like revenue, EBITDA and profit growth, and capex (excl. license payments) are non-IFRS, company-specific performance measures that VEON uses to supplement the results presented in accordance with IFRS. We believe our non-IFRS financial measures provide useful information to investors as an indicator of the strength, resilience and performance of our business operations. They also assist management and investors by increasing the comparability of our performance against the performance of other digital operators and telecommunications companies that report EBITDA performance or similar metrics. Non-IFRS measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results. Reconciliation tables for such non-IFRS financial measures to the most comparable IFRS financial measures are included in VEON’s Earnings Release and Operating Highlights for the Third Quarter and Nine Months ended September 30, 2026, available on the VEON and SEC websites. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly.  The financial results presented herein for Ukraine include the results of Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, together with those of Ukraine Tower Company LLC ("UTC"), our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. For this reason, the Ukraine results presented herein may differ from those prepared and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results; VEON’s intended expansion of its digital experience; VEON’s assessment of the impact of the war in Ukraine, including recent escalations, on its current and future operations and financial condition; VEON’s assessment of the impact of political instability in Bangladesh; future market developments and trends; operational and network development and network investment; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Tabletki, into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements; VEON’s ability to realize its share buyback and cancellation targets; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation.  While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

TELECOM FOUNDATION, THREE DIGITAL PILLARS, ONE FLYWHEEL

VEON

Double Digit Growth
Revenue & EBITDA

Strong FCF Conversion

$200mn
Annual Buyback Commitment

Digital Services

221.1mn Customers[1]
+8.2% YoY

Financial Services

Digital Banking · Lending · Remittances
Wallets · Insurance

Digital Life

Entertainment · Ride-Hailing · Healthcare
Premium Digital Brands · SuperApps

Digital Enterprise

AI Solutions · Cloud / AI Factory
B2B Solutions · Software

Telecommunications & Infrastructure

#1 in 3 out of 5 markets

Pakistan · Ukraine · Kazakhstan · Bangladesh · Uzbekistan

152.3mn Customers[1]
+1.9% YoY


Higher cash generation
Engagement
increases loyalty
Digital
deepens engagement
Connectivity
brings customers in

1. As of September 30, 2026.

3

3Q26: ON TRACK, ON EVERY FRONT

VEON

Delivering Strong Growth	**17.2%**[1] Rev. growth, USD **10.1%**[1] EBITDA growth, USD	
Accelerating Digital Services Expansion	**45.9%** Digital Rev. growth, USD **27.2%** Digital as % to Rev. in 3Q26	
Powering Multiple Growth Engines	**Telecom & Infra** **Digital Services**	
Returning Value to Shareholders	**3.9% of outstanding shares** to be repurchased and cancelled	

- **Delivering double-digit top-line and EBITDA growth.** 9M26: revenue up 17.1% YoY; EBITDA up 11.0% YoY.
- **Continuing to scale Digital business profitably**. Digital revenue up 45.9% YoY (now at 27.2% of revenue) with 36% EBITDA margin for 3Q26.
- **Prioritizing FCF[2] focus**. 3Q26 FCF grew 91.8%, net of asset disposal proceeds[3]; FCF at 15.4% of revenues for the quarter.
- **Sustaining healthy balance sheet, ample liquidity.** Leverage[4] at 1.05x; USD2.03bn in cash and cash equivalents[5], including USD755m at HQ.
- **Executing growth levers:** Established financial services in Bangladesh, strengthened digital entertainment and digital enterprise suite, improved competitive position in Uzbekistan, accelerated Starlink rollout.
- **Revising up mid-point of 2026 outlook:** Now expecting revenue growth of 16–18% and EBITDA growth of 10–12% (USD).
- **Accelerating capital return.** Ongoing program to repurchase and cancel 3.9% of outstanding shares; follows USD200m in buybacks since August 2024.

1. Like-for-like revenue and EBITDA growth was 15.8% and 9.8% for 3Q26 respectively, and 16.4% and 12.3% for 9M26 respectively. Reconciliation tables are included in VEON's Earnings Release and Operating Highlights for the Third Quarter and Nine Months ended September 30, 2026, available on the VEON and SEC websites; 2. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged; 3. 3Q26 FCF includes $61mn of asset disposal proceeds vs. $230mn in 3Q25. Excluding these, FCF grew 91.8% in 3Q26; 4. Net Debt (excluding lease liabilities) to EBITDAaL; 5. Includes deposits relating to banking operations in Pakistan as of September 30, 2026.

4

5 3Q26: DOUBLE-DIGIT REVENUE AND EBITDA GROWTH Free Cash Flow 3 201 (33.8%)4 Note: All figures expressed in USD million, unless specified otherwise. 1. 3Q25 included a non-cash charge of USD 259 million related to Kyivstar Group listing and sale of Kyrgyzstan operations; 2. Includes deposits relating to banking operations in Pakistan as of September 30, 2026; 3. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged. 4. Excluding proceeds from asset disposals, FCF grew 91.8% in 3Q26 Customer Base 36.0% (2.8 p.p) EBITDA margin 44.1% +2.0 p.p 47.2% (3.4 p.p) Capex 18.2% LTM capex intensity (15.4% excl. Ukraine) Diluted Earnings per ADS $2.67 (1.84) in 3Q25 1 Net Debt excl. Leases / LTM EBITDAaL 1.05x Group Cash 2,033 2 128 +10.1% EBITDA 577 +54.5% 449 +1.8% 355 +17.2% Revenue 1,307 +45.9% 952 +9.2% 225 Telecommunications & Infrastructure Digital Services +1.0% 221.1 +8.2% YoY 152.3 +1.9% YoY +0.5% QoQ 755 at HQ Profit for the period 225 (127) in 3Q25

6 Total revenue 28.9% 17.4% 8.5% 0.7% 11.0% Telecom & Infra 17.6% 8.3% 6.3% (1.5%) 9.5% Digital 50.5% 69.0% 19.7% 18.4% 19.2% Digital rev. as % of total 40.1% 21.6% 18.0% 13.0% 16.1% USD growth, YoY FIVE MARKETS, ONE DIGITAL PLAYBOOK: EXECUTING AT SCALE Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan % of total revenue 39.9% 26.9% 17.6% 9.0% 6.6% EBITDA 26.2% 10.7% (18.4%) (0.5%) 15.2% EBITDA Margin 45.0% 54.0% 40.6% 41.6% 35.7% 3Q26 LTM Capex intensity (%) 13.2% 25.9% 19.3% 13.3% 19.5%

7 THREE PILLARS POWERING ONE GROWING ECOSYSTEM 221.1mn Digital Customers +8.2% YoY 27.2% Digital % of Revenue +5.4 p.p. YoY 63.9mn Digital-Only 59.7 +1.4% 80.8 (10.3%) 74.4 +24.4% Entertainment SuperApps Financial Services Healthcare 16.4 +183.2% Premium Digital Brands 6.9 +58.9% Ride-Hailing & Delivery 5.4 +6.0% Cloud, AI platforms Software Digital Life +9.9% Digital customers, mn Users active during 3Q26; YoY % 163.7 Digital Enterprise

8 DIGITAL SCALING FAST, AND PROFITABLY Financial Services Digital Life Digital Enterprise USD mn | EBITDA margin % below each value 3Q26 digital services revenue 107 166 77 123 60 66 194 3Q24 3Q25 3Q26 244 355 +45.9% YoY +35.2% CAGR 18.7% 21.8% 27.2% of Group revenue EBITDA USD 128mn +54.5% EBITDA margin 36.0% +2.0 p.p LTM capex intensity 6.9% +0.6 p.p 9M26 digital services revenue 304 451 175 347 179 202 535 9M24 9M25 9M26 658 1,000 +52.0% YoY 17.8% 20.4% 26.5% of Group revenue EBITDA USD 346mn +59.6% EBITDA margin 34.6% +1.6 p.p LTM capex intensity 6.9% +0.6 p.p Digital scaling into a profitable, cash-generative growth engine, with momentum across financial services, consumer & enterprise +36.7% CAGR 41.1% 34.5% 29.7% 37.5% 39.6% 32.7% 38.2% 34.5% 29.0% 35.1% 39.2% 30.9%

DEEPER ENGAGEMENT COMPOUNDS VALUE

VEON

Growth in multiplay customers

mn, active in the last month



35.3
43.5
44.7
3Q24
3Q25
3Q26

Multiplay customers YoY **+2.9%**

Multiplay vs. voice-only customers, 3Q26

ARPU

USD per month



Multiplay
Voice-only

4.2x

higher ARPU

Churn

monthly churn rate



Multiplay
Voice-only

0.5x

churn

LTV [1]

lifetime value, USD per customer



Multiplay
Voice-only

8.4x

higher lifetime value

As customers adopt digital services, they use more data and voice, generate higher telecom revenue and stay longer

1. Methodology: Monthly ARPU × 3Q26 EBITDA margin ÷ 3Q26 average monthly churn rate.

9

FINANCIAL SERVICES: A SIGNIFICANT GROWTH OPPORTUNITY

VEON

VEON DFG (DIGITAL FINANCIAL GROUP)

VEON's dedicated organizational and strategic arm for digital financial services, bringing together the Group's fintech, payments, digital banking, insurance and digital assets businesses under a unified vision and operating framework

59.7mn	USD 166mn	USD 54mn
3Q26 customers, +1.4% YoY	3Q26 revenue, +54.2% YoY	3Q26 EBITDA, +70.1% YoY

STRATEGIC HIGHLIGHTS

Pakistan
JazzCash + Mobilink Bank + JazzSure: wallet, bank, insurance

Bangladesh
Received approval for digital banking license; Mukto Pay launched

Kazakhstan & Uzbekistan
Scaling wallets, merchant pay & lending. Pursuing digital banking license

Mastercard
Partnership on scaling AI-enabled financial services in five markets

FOOTPRINT

Market	Brands		Metric
Pakistan	JazzCash, FREE	MobilinkBank, JazzSure	30.4mn customers; 16.8mn policyholders
Bangladesh		Digital Bank	NEW
Kazakhstan	Simply		5.0mn customers
Uzbekistan			0.8mn customers

10

11 94 263 35 94 28 59 3Q26 9M26 Other revenue Payments and transaction revenue Credit Related revenue PAKISTAN FINANCIAL SERVICES: AT SCALE Revenues (USD mn) Profit After Tax (USD mn) 24 48 3Q26 9M26 156 417 Customers Active during Quarter 30.4mn +15.6% YoY Gross Transaction Value $25.0bn +82.5% YoY Active Merchants during Quarter 957k +121.9% YoY Customer Deposits $1,036mn +64.1% YoY Capital Adequacy Ratio (MMBL) 16.8% (1.2 p.p.) YoY Gross Loan Portfolio: $486mn Term loans $320mn +31.3% YoY Nano loans $166mn +134.6% YoY Asset Quality NPL ratio, term loans 8.1% (2.3 p.p.) YoY Recovery rate (nano loans) 93.2% +1.7 p.p. YoY YoY Growth +70.6% +59.9% n.m 509.1% Branchless Bank Accounts 65.0mn +21.6% YoY

3Q26: KEY FINANCIAL HIGHLIGHTS

VEON

(USD mn)	3Q26	3Q25	YoY%	9M26	9M25	YoY%
Financial KPIs						
Revenues	1,307	1,115	17.2%	3,779	3,228	17.1%
EBITDA	577	524	10.1%	1,645	1,483	11.0%
EBITDA Margin	44.1%	47.0%	(2.8p.p.)	43.5%	45.9%	(2.4p.p.)
Profit for the period	225	(127)	N.M.	488	599	(18.6%)[1]
Earnings per ADS (Diluted, USD)	2.67	(1.84)[1]	N.M.	5.74	7.81	(26.3%)[2]
Cash Flow						
Capex	225	223	1.0%	562	589	(4.7%)
Cash flow from Oper. Activities	450	323	39.4%	1,310	892	46.9%
Free Cash Flow (FCF) [4]	201	303	(33.8%)[3]	520	520	0.1%[3]

- **3Q26 Revenue up 17.2%** driven by telecom and infra growth, digital scaling and acquisitions.
- **3Q26 EBITDA up 10.1%,** reflecting disciplined execution against macro headwinds (e.g., higher energy prices).
- **LTM Capex intensity at 18.2%.** 9M26 Capex down 4.7% YoY. Reflects targeted investments to drive sustainable growth.
- **3Q26 FCF[3] grew 91.8%[4]**, net of asset disposal proceeds. At 15.4% of revenue for 3Q26.
- **9M26 profit up 25.5%[2] YoY** on a like-for-like basis.[5]

1. 3Q26 profit for the period reflects a non-cash charge of USD 259 million related to the Kyivstar Group listing and sale of Kyrgyzstan operations; 2. 9M25 also reflects USD 502 million gain on Pakistan tower sale in 2Q25. 3. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged; 4. Net of asset disposal proceeds, FCF grew 91.8% in 3Q26 to USD 140 million (versus USD 73 million in 3Q25), and grew to USD 164 million in 9M26 (versus USD 6 million in 9M25). 5. Reconciliation tables are included in VEON's Earnings Release and Operating Highlights for the Third Quarter and Nine Months ended September 30, 2026, available on the VEON and SEC websites.

12

13 USD mn 30 Sep 2026 30 June 2026 Cash and cash equivalents 2,033 2,193 Cash at HQ 755 968 Gross debt 5,162 5,362 Lease liabilities – principal 1,876 1,855 Net debt1 3,657 3,675 Net debt1 excluding leases 1,781 1,819 Net debt1 excluding leases / LTM EBITDAaL 2 1.05x 1.10x Weighted Average Debt Maturity (years) 4.0 3.9 Weighted Average Debt Maturity (years, HQ) 4.9 4.7 STRONG BALANCE SHEET, SUSTAINABLE CAPITAL STRUCTURE 1. Net Debt excludes USD 532 million of cash and deposits relating to banking operations in Pakistan as of September 30, 2026 (USD 510 million as of June 30, 2026); 2. EBITDA after Leases, USD 1,692 million for LTM as of 30 Sep 2026. Ample liquidity • $2.0bn cash on hand, including $755mn at HQ level. • Net debt (excluding leases) at $1.8bn. • $90.1mn in dividends from OpCos in 3Q26. Low Leverage • Repaid USD 210 million of syndicated debt in 3Q. • Leverage was 1.05x compared to 1.10x in June-26.

DISCIPLINED CAPITAL ALLOCATION POLICY

VEON

9M26

GROWTH ENGINES DRIVING STRONG CASH FLOW

Telecom & Infrastructure
EBITDA USD 1,299mn

Digital Services
EBITDA USD 346mn

Cash flow from operating activities

USD 1,310mn

DISCIPLINED INVESTMENT IN THE BUSINESS

Disciplined capital expenditure
USD 562mn

Asset Monetization
USD 356mn

STRONG FREE CASH FLOW CONVERSION

Free cash flow

USD 520mn

Shareholder returns

Min. USD 200mn p.a.

Buyback & cancellation commitment; 2.9m ADSs (3.9% of outstanding shares) buyback plan in progress; USD 200mn YTD[1]

Strong Balance sheet ✓

1.05x

Net debt / LTM EBITDAaL[2], 4-yr avg. debt maturity

Invest for growth

Disciplined investment

To a clear and focused strategy
9M26: USD 241mn

1. To November 4, 2026. 2. Net Debt (excluding lease liabilities) to EBITDAaL.

14

15 10% - 12% REVISING UP MID-POINT OF 2026 OUTLOOK 16% - 18% Maintained Actuals 2026 Outlook 3Q 2026 9M 2026 Previous Revised Total revenue, USD 17.2% 17.1% 15% - 18% EBITDA, USD 10.1% 11.0% 9% - 12% LTM capex intensity excl. Ukraine 15.4% 15% - 17%

REGISTER NOW 16 November 2026 Nasdaq MarketSite 151 West 43rd Street, 10th Floor Times Square, New York, NY 10036 Capital Markets Day In Person Register by November 10th by RSVP at ir@veon.com Please arrive by 10:30 ET with valid photo ID Virtual Register for the webcast: brrmedia.news/VEON_CMD_2026 For more information: veoncmd.com

17 3Q26 Results Presentation ir@veon.com +971 4 433 1145

Appendix

19 OUTPACING INFLATION, CAPTURING HIGHER WALLET SHARE Revenue Growth 9.8% 7.5% 17.2% 3Q24 3Q25 3Q26 EBITDA Growth -1.5% 19.7% 10.1% Inflation 8.1% 8.9% 9.3% Fair value pricing and digital growth Disciplined cost management Weighted average inflation across VEON markets USD LCY 14.1% 11.1% 15.7% 3.5% 24.0% 9.5% Engagement powers the Flywheel Telecommunications reach → Digital engagement → Higher retention → Greater lifetime value 3Q24 3Q25 3Q26 3Q24 3Q25 3Q26

20 1,038 1,115 1,307 9.8% 7.5% 17.2% 3Q24 3Q25 3Q26 YoY % 3Q26 REVENUES: SUSTAINING DOUBLE DIGIT GROWTH RATES Total Revenues USD mn Revenues in 3Q26 USD mn Revenue, USD +28.9% +17.4% +8.5% +0.7% +11.0% +17.2% Revenue, LCY +26.6% +26.4% (6.6%) +1.9% +5.7% +15.7% 1,307 522 352 230 117 86 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan VEON

21 438 524 577 -1.5% 19.7% 10.1% 3Q24 3Q25 3Q26 YoY % 3Q26 EBITDA: SUSTAINED DOUBLE-DIGIT GROWTH EBITDA (USD mn) EBITDA in 3Q26 (USD mn) 47.0% 44.1%42.2%Margin EBITDA, USD +26.2% +10.7% (18.4%) (0.5%) +15.2% N.M. +10.1% EBITDA, LCY +23.9% +19.2% (29.6%) +0.7% +9.4% N.M. +9.5% 577(22) 235 190 94 49 31 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan HQ VEON

22 3Q26: SEGMENTAL FINANCIAL HIGHLIGHTS USD mn YoY growth 3Q26 9M26 Revenue EBITDA EBITDA margin Revenue EBITDA EBITDA margin Telecom & Infrastructure 952 +9.2% 449 +1.8% 47.2% (3.4 p.p) 2,779 +8.1% 1,299 +2.7% 46.8% (2.5 p.p) Financial Services 166 +54.2% 54 +70.1% 32.7% +3.0 p.p 451 +48.2% 139 +57.9% 30.9% +1.9 p.p Digital Life 123 +60.7% 49 +84.6% 39.6% +5.1 p.p 347 +98.2% 136 +125.0% 39.2% +4.7 p.p Digital Enterprise 66 +11.9% 25 +2.0% 37.5% (3.6 p.p) 202 +12.9% 71 +3.8% 35.1% (3.1 p.p) VEON Group 1,307 +17.2% 577 +10.1% 44.1% (2.8 p.p) 3,779 +17.1% 1,645 +11.0% 43.5% (2.4 p.p) Improving segment disclosure, enhancing transparency

23 3Q26: FREE CASH FLOW RECONCILIATION USD million 3Q26 3Q25 9M26 9M25 EBITDA 577 524 1,645 1,483 Changes in working capital (15) (88) 66 (109) Changes in provisions, pensions and other 16 32 61 80 Net interest paid (62) (66) (240) (238) Income taxes paid (67) (79) (223) (323) Banking interest expense (14) (10) (35) (26) Cash capex (excluding license payments) (208) (194) (673) (602) Proceeds from full and partial sale of subs & other non-current assets 61 230 356 514 Lease liabilities payments – principal (75) (70) (215) (175) Licenses payments (63) (57) (75) (73) Decrease / (increase) in customer banking deposits / loans 50 80 (146) (9) Free Cash Flow1 201 303 520 520 Note: All figures expressed in USD million. 1. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.

24 PAKISTAN: STRONG ALL-ROUND GROWTH Revenue by segment (PKR bn) EBITDA by segment (PKR bn) EBITDA margin by segment (%) PKR 65,172mn EBITDA +23.9% PKR 20,947mn Capex +68.9% PKR 144,935mn Total Revenue +26.6% PKR 58,109mn Digital Revenue +47.9% 75.2 86.8 39.3 58.1 3Q25 3Q26 Telecom & Infrastructure Digital 41.5 44.7 11.1 20.5 3Q25 3Q26 Telecom & Infrastructure Digital 55.1% 51.5% 28.4% 35.2% 45.9% 45.0% 3Q25 3Q26 Telecom & Infrastructure Digital Total

25 UKRAINE: STRONG GROWTH POWERED BY DIGITAL EXPANSION UAH 8,482mn EBITDA +19.2% UAH 3,229mn Capex (24.1%) UAH 15,713mn Total Revenue +26.4% UAH 3,391mn Digital Revenue +81.9% Revenue by segment (UAH bn) EBITDA by segment (UAH bn) EBITDA margin by segment (%) 10.6 12.3 1.9 3.4 3Q25 3Q26 Telecom & Infrastructure Digital 6.4 7.1 0.7 1.4 3Q25 3Q26 Telecom & Infrastructure Digital 60.4% 57.6% 39.4% 40.7% 57.2% 54.0% 3Q25 3Q26 Telecom & Infrastructure Digital Total

26 KAZAKHSTAN: FOCUSED ON RECOVERING MOMENTUM Revenue by segment (KZT bn) EBITDA by segment (KZT bn) EBITDA margin by segment (%) KZT 43,245mn EBITDA (29.6%) KZT 21,664mn Capex (29.3%) KZT 106,471mn Total Revenue (6.6%) KZT 19,133mn Digital Revenue +3.0% 95.4 87.3 18.6 19.1 3Q25 3Q26 Telecom & Infrastructure Digital 51.4 35.5 10.0 7.7 3Q25 3Q26 Telecom & Infrastructure Digital 53.9% 40.6% 54.1% 40.5% 53.9% 40.6% 3Q25 3Q26 Telecom & Infrastructure Digital Total

27 BANGLADESH: SOUND PROGRESS ON MANY STRATEGIC INITIATIVES Revenue by segment (BDT bn) EBITDA by segment (BDT bn) EBITDA margin by segment (%) BDT 6,012mn EBITDA +0.7% BDT 2,590mn Capex 2.1x BDT 14,466mn Total Revenue +1.9% BDT 1,879mn Digital Revenue +19.8% 12.6 12.6 1.6 1.9 3Q25 3Q26 Telecom & Infrastructure Digital 5.3 5.5 0.7 0.6 3Q25 3Q26 Telecom & Infrastructure Digital 42.0% 43.4%42.6% 29.5% 42.1% 41.6% 3Q25 3Q26 Telecom & Infrastructure Digital Total

28 UZBEKISTAN: RESILIENT QUARTER, PERFECTUM STRENGTHENS COMPETITIVE POSITION Revenue by segment (UZS bn) EBITDA by segment (UZS bn) EBITDA margin by segment (%) UZS 365bn EBITDA +9.4% UZS 103bn Capex (25.7%) UZS 1,023bn Revenue +5.7% UZS 164bn Digital Revenue +13.4% 823 858 145 164 3Q25 3Q26 Telecom & Infrastructure Digital 320 342 14 24 3Q25 3Q26 Telecom & Infrastructure Digital 38.9% 39.8% 9.7% 14.4% 34.5% 35.7% 3Q25 3Q26 Telecom & Infrastructure Digital Total

29 Connectivity Services OUR DIVERSE DIGITAL ASSET PORTFOLIO Financial Services Digital Life Digital EnterprisePremium Digital Brands SuperApps¹ Entertainment Healthcare Ride-Hailing & Delivery Marketplace Pakistan Ukraine Bangladesh Kazakhstan Uzbekistan 1. Includes Education 29

30 DEFINITIONS 1/2 4G / 5G users are mobile customers who used LTE -generation (4G or 5G) network technologies during the three months prior to the measurement date. Average Monthly Investible funds are the average monthly balance of funds deployed by MMBL in eligible investment, lending and treasury instruments during the reporting period Banking Loans are loans extended by MMBL under its banking and lending products, excluding nano loans reported separately, where applicable. These include the outstanding principal balances of eligible conventional microfinance and other banking loan products. Capital Adequacy Ratio (CAR) is the ratio of MMBL’s eligible regulatory capital to its risk-weighted assets, calculated in accordance with the applicable State Bank of Pakistan prudential regulations and capital adequacy requirements. It measures the Bank’s capital buffer relative to its risk exposures. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as capex divided by total revenue. Churn (for subscriber data per customer segmentation, incl. Multiplay, Double Play LTE) are the subscribers that have not performed revenue-generating activities for the last 30 days. Churn can be voluntary when the client has applied for the termination of the contract; - involuntary, when the termination of communication services is carried out at the initiative of the company in accordance with the terms of the contract. Churn rate (for subscriber data per customer segmentation, incl. Multiplay, Double Play LTE) is calculated for the number of Churn subscribers for the last 30 days divided by the average mobile subscribers during the relevant period. Customer Deposits are the total outstanding balances of deposits placed with MMBL by its customers as of the reporting date, comprising eligible deposit products offered by the Bank, and includes current accounts, savings accounts and term deposits. These also include balances placed in JazzCash wallet accounts LTM Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and include users who are active in more than one application (who may be double counted in this figure). Digital-Only customers represent the total cumulative users across all digital platforms who are not VEON mobile subscribers. This measure includes users who are active in more than one application. Direct to Cell (D2C) is satellite-to-phone connectivity that lets a standard 4G/LTE smartphone connect directly to low-earth-orbit satellites, without a satellite phone or other special equipment. D2C customers represent unique subscribers registered on the Direct to Consumer (D2C) network since service launch. Digital revenues include digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride-hailing, SuperApps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Enterprise Identity and credentials management services, Big Data, cloud, and IoT, as well as digital offerings in education and healthcare. Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms with allocation of direct HQ costs related to digital business. Doubleplay LTE customers are mobile customers who engaged in usage of our voice and data services over LTE (4G and 5G) technology at any time during the one month prior to such measurement date. Disbursements are the total value of loans disbursed by MMBL to its customers including disbursement of Nano loans during the reporting period, representing the gross amount of new loan facilities released EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2025 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Fixed customers (also – fixed subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a fixed revenue generating activity at any time during the three months prior to such measurement date. Fixed ARPU measures the monthly average Fixed Telecommunications revenue generated by our own subscribers during the relevant period per fixed customer. Telecommunications revenue includes all fixed connectivity-related revenue generated by our own fixed subscribers, exclusive of revenue from device sales. Free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like debt issuance or re-payments and proceeds from issuance of shares are excluded.

31 DEFINITIONS 2/2 Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and Telecommunications bill payments, debit card, payment gateway, digital lending, insurance, and other financial services. Gross debt is calculated as the sum of short term and long-term interest-bearing debt and includes bank loans, bonds, lease liabilities, and equipment financing. It excludes spectrum and license related payment obligations, accrued interest, unamortized debt-issuance fees and other liabilities that do not have the characteristics of traditional banking debt. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Gross Loan Portfolio (GLP) is the total outstanding principal balance of loans disbursed by MMBL to its customers as of the reporting period, before deducting provisions for expected credit losses. Loan Loss Provisions are the ECL & write off charges recognized by MMBL against its loan portfolio including Nano loan portfolio to reflect expected credit losses, changes in the credit quality of loans and other applicable requirements under the relevant accounting standards and State Bank of Pakistan regulations. Like-for-like comparisons exclude amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues, and/or EBITDA and/or EBITDA margin exclude such identified items. Reconciliation tables are included in VEON’s Earnings Release and Operating Highlights for the Third Quarter and Nine Months ended September 30, 2026, available on the VEON and SEC websites. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for the investors. Mobile ARPU (average revenue per user) measures the monthly average mobile Telecommunications revenue generated by our own subscribers during the relevant period per mobile user. Telecommunications revenue includes all mobile connectivity-related revenue generated by our own mobile subscribers, exclusive of revenue from device sales. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay LTE customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G / 5G usage below the 100Mb threshold is included in Multiplay and Double play LTE user count (excluded prior to 1Q25). Net debt Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long- term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits (USD 4 million as of September 30, 2026; USD 4 million as of June 30, 2026 and USD 3 million as of September 30, 2025), ex cluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. NPL ratio (banking loans%) Calculated as Stage 3 (credit-impaired) exposures, as defined under IFRS 9, divided by total outstanding portfolio. Recovery rate (%) is the percentage of Principal collected for the disbursement cohorts maturing in the quarter after 236 Days of disbursement. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing Telecommunications and infrastructure services. Telecommunications services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets owned by VEON, such as towers, fiber- optic lines and solar power generation assets, allowing external entities to utilize these resources. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these Telecommunications and infrastructure activities. Directly attributable HQ costs are included in Group Telecommunications / Infra EBITDA. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (sold during the third quarter of 2025) and “HQ” represents transactions related to management activities within the group in Dubai.

32 3Q26 Results Presentation ir@veon.com +971 4 433 1145